                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              IVC INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45070M101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  RON ZWANZIGER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                       INVERNESS MEDICAL INNOVATIONS, INC.
                            51 SAWYER ROAD, SUITE 200
                                WALTHAM, MA 02453
                                 (781) 647-3900
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               SEPTEMBER 21, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------------------------------------------------------------
CUSIP NO. 45070M101               13D                          PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
        INVERNESS MEDICAL INNOVATIONS, INC.
        I.R.S. IDENTIFICATION NO.:  04-3565120

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]   (b) [ ]

        NOT APPLICABLE
--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

        NOT APPLICABLE
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER

   NUMBER            -----------------------------------------------------------
 OF SHARES           8     SHARED VOTING POWER
BENEFICIALLY
   OWNED                   888,520
  BY EACH            -----------------------------------------------------------
 REPORTING           9     SOLE DISPOSITIVE POWER
   PERSON
                     -----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         888,520
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [  ]

         NOT APPLICABLE
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         42.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                               .

--------------------------------------------------------------------------------
CUSIP NO. 45070M101               13D                          PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to shares of common stock of IVC Industries, Inc. ("IVC"). The address of IVC's principal executive offices is 500 Halls Mill Road, Freehold, New Jersey 07728.


ITEM 2.        IDENTITY AND BACKGROUND.

(a)-(c) This statement is filed by Inverness Medical Innovations, Inc., a Delaware corporation ("Innovations"). Innovations' principal place of business and principal offices are located at 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453. Innovations is a majority-owned subsidiary of Inverness Medical Technology, Inc. ("Inverness"), a Delaware corporation which develops, manufactures and markets innovative products focused primarily on diabetes self-management, as well as products for the women's health market and, to a lesser extent, the infectious disease market. Inverness has agreed to be acquired by Johnson & Johnson and, as part of the pending acquisition by Johnson & Johnson, plans to restructure its operations so that its women's health, nutritional supplements and clinical diagnostics businesses are held by Innovations. Innovations will then be split-off from Inverness as a separate, publicly-owned company.

               Attached hereto as Appendix A is information required by this
               Item 2 with respect to the executive officers and directors of Innovations.

(d)-(e) During the last five years, neither Innovations, nor to Innovations' knowledge, any executive officer or director of Innovations, has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Not applicable.


ITEMS 3
AND 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION AND PURPOSE OF TRANSACTION.

               Innovations and IVC signed a non-binding letter of intent on September 21, 2001 (the "Letter of Intent"). The Letter of Intent provides for Innovations and IVC to negotiate and enter into a mutually acceptable definitive acquisition agreement (the "Merger Agreement"), whereby Innovations would acquire all of the capital stock of IVC through the merger (the "Merger") of IVC with a subsidiary of Innovations. As contemplated by the Letter of Intent, each stockholder of IVC would receive from Innovations $2.50 cash for each share of IVC common stock held by such stockholder, except that certain of IVC's principal stockholders and directors would receive either cash, restricted shares of common stock of Innovations or a combination thereof, valued at $2.50 for each share of IVC common stock held by such stockholders. Innovations expects to fund the cash portion of the purchase price for the Merger from its working capital.

               If the Merger is completed, Innovations expects at least initially to continue the business operations of IVC substantially as they are currently being conducted. Upon completion of the Merger, Innovations intends to conduct a detailed review of IVC and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, Innovations will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

               If the Merger is completed, IVC's stock will no longer be quoted on the OTC Bulletin Board.

--------------------------------------------------------------------------------
CUSIP NO. 45070M101               13D                          PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------

               Completion of the Merger is subject to a number of conditions, including negotiation of the Merger Agreement, approval by Innovations' and IVC's board of directors, modification of loan agreements with IVC's principal lender, satisfactory due diligence, and completion of the pending split-off of Innovations from Inverness and merger of Inverness with Johnson & Johnson.

               In connection with the signing of the Letter of Intent, Innovations entered into Stockholder Voting Agreements and Irrevocable Proxies (collectively, the "Voting Agreements", filed as Exhibits A through D to this Schedule 13D) with four stockholders of IVC (each such stockholder a "Proxy Grantor" and, collectively, the "Proxy Grantors") holding in the aggregate approximately 42.3% of the outstanding common stock of IVC (based on the number of shares of common stock of IVC outstanding on June 1, 2001 as reported in IVC's Quarterly Report on Form 10-Q for the quarter ended April 30, 2001). Pursuant to the terms of the Voting Agreements, each Proxy Grantor has (i) agreed to vote in favor of approval of the Merger, the execution and delivery by IVC of the Merger Agreement and the other transactions contemplated by the Letter of Intent and the Merger Agreement and
               (ii) granted to Ron Zwanziger and David Scott, each acting on behalf of Innovations, an irrevocable proxy to vote such Proxy Grantor's shares, at any time prior to the Expiration Date (as defined in the Voting Agreements), in favor of the Merger, the execution and delivery by IVC of the Merger Agreement and the other transactions contemplated by the Letter of Intent and the Merger Agreement.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

(a)-(c) As a result of Innovations' entering into the Voting Agreements (and obtaining an irrevocable proxy with respect to certain shares pursuant to the Voting Agreements as described herein), Innovations may be deemed to own beneficially an aggregate of 888,520 shares of IVC, representing approximately 42.3% of IVC's common shares outstanding. Innovations, however, disclaims beneficial ownership of such shares, and this statement shall not be construed as an admission that Innovations is, for any or all purposes, the beneficial owner of such shares.

(d) Each Proxy Grantor retains the right to receive dividends in respect of, and the proceeds from the sale of, the shares of such Proxy Grantor subject to the Voting Agreements.

(e)            Not applicable.

--------------------------------------------------------------------------------
CUSIP NO. 45070M101               13D                          PAGE 5 OF 7 PAGES
--------------------------------------------------------------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The following summary of certain provisions of the Voting Agreements is qualified in its entirety by reference to the actual text of the Voting Agreements (see Exhibits A, B, C, and D filed herewith).

               Pursuant to the Voting Agreements, each Proxy Grantor has agreed, for the period beginning on September 21, 2001 and ending on the Expiration Date (as defined in the Voting Agreements), to vote any IVC common stock with respect to which the Proxy Grantor has voting power ("Proxy Shares"): (i) in favor of approval of the Merger, the execution and delivery by IVC of the Merger Agreement and the adoption and approval of the terms thereof and in favor of each of the other actions contemplated by the Letter of Intent and the Merger Agreement and any action required in furtherance thereof; (ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the Merger Agreement as contemplated by the Letter of Intent; and
               (iii) against any of the following actions (other than those actions that relate to the Merger and the transactions contemplated by the Letter of Intent and/or the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of IVC with any party, (B) any sale, lease or transfer of any significant part of the assets of IVC or any of its subsidiaries, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of IVC or any of its subsidiaries, (D) any material change in the capitalization of IVC or IVC's corporate structure, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Letter of Intent and/or the Merger Agreement.

               Concurrently with the execution of the Voting Agreements, each Proxy Grantor delivered to Innovations an Irrevocable Proxy, pursuant to which each such Proxy Grantor appointed each of Ron Zwanziger and David Scott (each, a "Proxy Holder"), as the sole and exclusive proxy of such Proxy Grantor, with full power of substitution and resubstitution, to vote the Proxy Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Proxy Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of IVC's stockholders called for purposes of considering any proposal described in the preceding paragraph, and in any action by written consent of IVC's stockholders in lieu of any such meeting, and instructs each Proxy Holder to vote in the manner specified in the preceding paragraph on any such proposal. Each of Messrs. Zwanziger and Scott is an executive officer of Innovations and is acting as Proxy Holder on behalf of Innovations.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

               Exhibit A   Stockholder Voting Agreement and Irrevocable Proxy,
                           dated as of September 21, 2001, by and between Inverness Medical Innovations, Inc. and E. Joseph
                           Edell.

               Exhibit B   Stockholder Voting Agreement and Irrevocable Proxy,
                           dated as of September 21, 2001, by and between Inverness Medical Innovations, Inc. and Beverly
                           Edell.

               Exhibit C   Stockholder Voting Agreement and Irrevocable Proxy,
                           dated as of September 21, 2001, by and between Inverness Medical Innovations, Inc. and the Edell
                           Family Partnership.

               Exhibit D   Stockholder Voting Agreement and Irrevocable  Proxy,
                           dated as of September 21, 2001, by and between Inverness Medical Innovations, Inc. and Ethel Edell,
                           Executrix for the Estate of Arthur Edell.

--------------------------------------------------------------------------------
CUSIP NO. 45070M101               13D                          PAGE 6 OF 7 PAGES
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct

         October 1, 2001

                                           INVERNESS MEDICAL INNOVATIONS, INC.


                                           /s/ Ron Zwanziger
                                           -------------------------------------
                                           Ron Zwanziger
                                           Chairman and Chief Executive Officer

--------------------------------------------------------------------------------
CUSIP NO. 45070M101               13D                          PAGE 7 OF 7 PAGES
--------------------------------------------------------------------------------

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
Exhibit A         Stockholder Voting Agreement and Irrevocable Proxy, dated as of September 21, 2001, by and between Inverness Medical
                  Innovations, Inc. and E. Joseph Edell.

Exhibit B         Stockholder Voting Agreement and Irrevocable Proxy, dated as of September 21, 2001, by and between Inverness Medical
                  Innovations, Inc. and Beverly Edell.

Exhibit C         Stockholder Voting Agreement and Irrevocable Proxy, dated as of September 21, 2001, by and between Inverness Medical
                  Innovations, Inc. and Edell Family Partnership.

Exhibit D         Stockholder Voting Agreement and Irrevocable Proxy, dated as of September 21, 2001, by and between Inverness Medical
                  Innovations, Inc. and Ethel Edell, Executrix for the Estate of Arthur Edell.

                                  SCHEDULE 13D

                                   APPENDIX A

     EXECUTIVE OFFICERS AND DIRECTORS OF INVERNESS MEDICAL INNOVATIONS, INC.

         The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each executive officer and director of Inverness Medical Innovations, Inc. The business address of each such person is c/o Inverness Medical Innovations, Inc., at 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02435. Each such person is a citizen of the United States, except that Mr. Zwanziger is a citizen of Israel and the United Kingdom, Messrs. Scott, McAleer and Townsend are citizens of the United Kingdom, and Mr. Toohey is a citizen of Ireland.

EXECUTIVE OFFICERS                     PRESENT EMPLOYMENT
------------------                     ------------------
Ron Zwanziger                          Chairman of the Board and Chief
                                       Executive Officer

David Scott, Ph.D.                     Director and Chief Scientific Officer

Anthony J. Bernardo                    President and Chief Operating Officer

Kenneth D. Legg, Ph.D.                 Executive Vice President

Jerry McAleer, Ph.D.                   Vice President, Research and Development

David Toohey                           Vice President, New Products

Duane L. James                         Vice President, Finance and Treasurer

John Yonkin                            Vice President, U.S. Sales & Marketing

Doug Shaffer                           Vice President, U.S. Operations

Paul T. Hempel                         General Counsel and Secretary

DIRECTORS                              PRESENT PRINCIPAL OCCUPATION
---------                              ----------------------------
Ron Zwanziger                          Chairman of the Board and Chief Executive
                                       Officer of Inverness Medical Innovations,
                                       Inc.

David Scott, Ph.D.                     Director and Chief Scientific Officer of
                                       Inverness Medical Innovations, Inc.

Ernest A. Carabillo, Jr.               President of EXPERTech Associates, Inc.

Carol R. Goldberg                      President of The AVCAR Group, Ltd.

Robert P. Khederian                    Chairman of Belmont Capital

John F. Levy                           Independent Consultant

Peter Townsend                         Retired

Alfred M. Zeien                        Retired. Serves on the boards of
                                       directors of EMC Corporation,
                                       Massachusetts Mutual Life Insurance
                                       Company,

                                       Raytheon Company, Polaroid Corporation
                                       and Bernard Technologies.